P.E. 1/29/02

02012228

**FORM 6-K**



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 29, 2002



ARM Holdings plc

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

ARM Holdings plc

INDEX TO EXHIBITS

<u>Item</u>

1. Preliminary results for the year ended December 31, 2001

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM Holdings plc

Date: January 29, 2002

By: /s/ Jonathan Brooks
Name: Jonathan Brooks
Title: Chief Financial Officer

Item 1

**EMBARGOED UNTIL 07:00 GMT 28 JANUARY 2002**

## ARM HOLDINGS PLC PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2001

**ARM Holdings plc announces 45% growth in annual revenues and 42% increase in pre-tax profit**

CAMBRIDGE, UK, 28 January 2002—ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] announces its unaudited financial results for the fourth quarter and the twelve months ended 31 December 2001.

### FINANCIAL HIGHLIGHTS (US GAAP)

**Fourth quarter ended 31 December 2001**

- Revenues up 35% to £40.2 million (Q4 2000: £29.8 million), 7% higher than Q3 2001
- Profit before taxation up 38% to £13.8 million (Q4 2000: £10.1 million), 7% higher than Q3 2001
- Earnings per fully diluted share 0.9 pence (3.9 cents per ADS*) (Q4 2000: 0.9 pence and 3.8 cents respectively, inclusive of benefit of QUEST in 2000)(1)

**Twelve months ended 31 December 2001**

- Revenues up 45% to £146.3 million ( 2000: £100.7 million)
- Profit before taxation up 42% to £50.3 million ( 2000: £35.4 million)
- Earnings per fully diluted share increased to 3.3 pence (14.5 cents per ADS*) (2000: 2.9 pence and 12.8 cents respectively) (1)

(1) if the tax savings resulting from the establishment of a Qualifying Employee Share Ownership Trust were excluded, then earnings per fully diluted share in the fourth quarter ended December 2000 would have been 0.7 pence or 2.9 cents per ADS*, and 2.3 pence or 10.5 cents per ADS for the year ended 31 December 2000

* Each American Depositary Share (ADS) represents three shares

---

Commenting on the fourth quarter and full year results, Sir Robin Saxby, Executive Chairman, said:
"The continued growth in our business during 2001 was especially significant given the very tough environment in our industry which prevailed during the year. Delivering this sort of performance is very much a team effort and I would like to thank all of our employees and partners for another great year's work. The momentum behind our partnership model is especially helpful in difficult times. We do not expect a quick industry recovery in 2002 but we do expect another year of growth for ARM."

Warren East, Chief Executive Officer, added:
"Licensing activity in the fourth quarter continued to be strong, with 15 licenses signed, and development systems sales were 8% higher when compared to the third quarter. We were also very pleased by the growth in fourth quarter royalty revenues compared to the third quarter 2001. While unit shipments from our semiconductor partners were slightly lower than in the previous quarter, royalty revenues were up 7% due in part to better royalties on higher value semiconductor products using ARM9™ family core technology. 2002 has started promisingly with a number of new licensing deals and good prospects in the pipeline."

Jonathan Brooks, Chief Financial Officer, said:
"Our continued focus on improving working capital management helped increase cash balances to more than £104 million at the end of the year compared to £75 million a year ago. ARM's strong financial position allows us to maintain R&D expenditure despite the difficult trading environment. With our good start to the first quarter of the new year we remain cautiously optimistic for our business."

## Operating Review for the twelve months ended 31 December 2001

In the context of a difficult economic environment and a severe downturn in the semiconductor industry, 2001 has been another successful year for ARM with a 45% growth in revenues to £146.3 million and pre-tax profit growth of 42% to £50.3 million.

### Licensing

*Licensee Development*

The total number of semiconductor partners increased to 77 by the end of 2001 compared to 50 at the end of 2000. Of the 27 new licensees in the year, 18 were per use licensees, and 9 'conventional' licensees.

In 2001 there was a clear trend towards our existing partners taking 'upgrade' licenses and 'derivative' licenses for several cores at the same time, which helps increase their commitment to the ARM® architecture. For example, 27 existing partners purchased 46 further products from us in total, of which 17 were classified as 'upgrade' licenses (defined as cores from a different family than that already licensed), and 29 'derivative' licensees (defined as further cores in the same family already licensed). One product that was particularly successful in 2001 was the ARM926EJ-S™ core incorporating our Jazelle ™ technology. Capable of running Java ™ instructions up to eight times faster, it has been licensed to 16 existing semiconductor partners in a little more than a year.

*'Foundry Programme'*

2001 was a very successful year for our 'Foundry Programme' which was established in 2000. Introduced to enable small 'fabless' companies to gain access to ARM technology on a less expensive 'per use' basis for manufacture with one of the three foundries that are part of the programme, 18 more companies licensed technology from us in 2001. This brings the total number of 'per use' licensees to 25 with over 40 separate designs purchased. During 2001, we extended the availability of cores for 'per use' licensing to include the ARM946E™ core and ARM1022E ™ core as well as the ARM7TDMI® core and the ARM922T™ core.

*Non Core Licensing*

Alongside our CPU core licensing business, the licensing of 'non core-based' technology comprising peripherals, models and application software grew to £11.9 million in 2001, representing 15% of total license revenues compared to £7.8 million in 2000. Sales of these products grew as a result of the broadening range of our 'PrimeCell ™ peripherals', which are blocks of intellectual property used in system-on-chip design, such as liquid crystal display controllers. We now offer 16 different PrimeCell solutions, with several more in development. With the availability of a wide range of these peripherals, we introduced an open platform for the wireless market during 2001, called the PrimeXsys ™ Wireless Platform. This gives licensees both a time-to-market advantage in developing wireless solutions and a valuable standard framework to enable rapid inter-working of software from different sources. We licensed this twice in 2001 and intend to launch other open platforms for a range of end markets in the future. A further addition to our 'non core' licensing portfolio was our own version of the Java virtual machine. Designed to run in conjunction with our ARM926EJ-S core, we licensed this to three customers in 2001, namely Symbian in Europe, Aplix in Japan and Savaje in the United States.

### Unit Shipments and Royalties

Unit shipments for the twelve month period ended in September (we receive data one quarter in arrears) grew from 367 million units in 2000 to 420 million units in 2001, an increase of 14%. Overall, ten new partners began shipping in the twelve month period, bringing the total number to 33 compared to 23 in 2000. Royalty revenues grew by 9% from £25.6 million to £27.9 million. Our semiconductor licensees are not required to submit detailed information by end market and so we can only provide estimates of the relative impact of each of the end markets where our technology is used. What is clear is that in 2001, the range of end markets broadened, with shipments commencing in the imaging (digital camera and printer), and secure (smart card) markets. Shipments into the consumer markets grew with the success of the Nintendo Game Boy Advance, the automotive market with braking systems from Bosch, and the storage market with disc drives from Fujitsu and others. These more than offset the sharp reduction in products shipped to the networking market where consumer demand declined. The wireless market, which includes personal digital assistants, remained the largest end market using ARM technology during 2001, accounting for approximately 50% of royalty revenues, or 10% of total revenues.

**Development Systems**
The strong level of demand for development systems continued, with year on year sales up 71% to £23.3 million in 2001, compared to £13.6 million in 2000. The continued growth in the sale of development systems can be attributed to a number of factors. These include an improving range of development systems available for sale, the establishment of a comprehensive distribution network with our tenth distributor recently appointed (compared to six a year ago), and continued growth in demand from East Asia, particularly Taiwan where we recently established a regional office. The level of demand for our development systems products continues to give us confidence that there is an increasing level of ARM technology-based design activity around the world, with revenues being split approximately 40% in East Asia, 35% in the United States, and 25% in Europe.

**Product Development**
We continue to invest heavily in research and development. Highlights in 2001 included the successful launch of our Jazelle technology, the development of our next-generation 'ARMv6' architecture, details of which were released in October, and the launch of our SecurCore™ range of cores aimed at smart card and other markets where security is important. Progress on our next-generation core, based on the 'ARMv6' architecture, and code-named Jaguar, is on track and we expect to release this later in the year.

**Headcount**
In view of the difficult environment during 2001, we decided early on that it would be prudent to moderate headcount growth plans for the year until we saw an improvement. Overall headcount grew by 103 employees from 619 at the start of 2001 to 722 at the end of 2001, compared to 2000 when we took on over 170 employees. During the second quarter of 2001, we opened an office in Detroit to improve links with the US automotive industry and toward the end of the year we made steps to open a new sales office in China, which will be operational from 2002. We made one small business acquisition during the year, acquiring certain key technologies and assets, as well as the ten-person embedded debug design team, from Noral Micrologics Ltd based in Blackburn, UK. Noral was a private UK company specialising in the design of advanced embedded systems development and debug tools and we are integrating their technology into our development systems products.

We continued to invest in improving the quality of the working environment, and employees at our Sheffield office moved to larger premises while construction began on a further 35,000 square foot office in Cambridge to cope with the anticipated expansion of our R&D activities.

**Legal action**
We were pleased to resolve our patent dispute with picoTurbo Inc. in December. Under the terms of the settlement, picoTurbo assigned its intellectual property assets to ARM, acknowledged the validity and enforceability of our patents and agreed to cease all sales and marketing activities forthwith. Both companies agreed to work with picoTurbo's customers to effect a safe and smooth migration to the ARM roadmap for future designs. The continued protection of our intellectual property remains very important to us. We now have over 180 patent families covering the scope of our activities, comprising around 650 patents which have been filed or granted in multiple jurisdictions.

**Investments**
The investment climate during 2001 was much more difficult than in 2000 so our approach to making small investments in companies was very prudent and there was some rationalisation of our overall portfolio. As previously mentioned, we disposed of our investment in Parthus Technologies plc and two of our minority investments, Sirius Communications and LinkUp Systems Inc, were purchased by larger companies in stock deals. Overall a small profit was made on these disposals. During the year we made a £1 million investment in Pixim Inc., a company designing semiconductors for digital cameras. At the end of 2001, we had four minority investments in Cambridge Silicon Radio Limited, Coware Inc., Palmchip Corporation and Pixim Inc.

**Board Changes**
We have continued the logical evolution of our organisation to be better able to manage the growth in our size. John Scarisbrick, previously a senior vice president of Texas Instruments, Inc. was appointed an independent non-executive director in August. In October, Warren East, previously Chief Operating Officer, was appointed Chief Executive Officer, enabling Robin Saxby to relinquish his combined role of Chairman and Chief Executive Officer, and become Executive Chairman. At the same time, the board was strengthened with the appointment of two more

executive directors, Tudor Brown joining as Chief Operating Officer, and Mike Muller, Chief Technology Officer. Both Tudor and Mike are founders of the Company and have enormous experience of the ARM world. Jamie Urquhart, Chief Strategy Officer, resigned from the board at the same time, allowing the board to remain a manageable size, still remaining with the Company as part of the senior executive team. Finally, Jonathan Brooks, Chief Financial Officer for the last seven years, announced his intention to step down during the first quarter of 2002 and Tim Score, Finance Director of Rebus Group Limited has been appointed to take over from him on March 1, 2002. Whilst the evolution of the Board has been considerable, we are confident we have the right people in place to take the Company forward.

**Current Trading and Prospects**

2002 has started well with several more license agreements signed. Demand for our products and services remains good and we anticipate a further year of progress. In the current economic climate, some of our customers continue to experience weak trading conditions but this has not impacted our licensing and development systems business to date. Our medium-term visibility could however be affected by a sustained downturn. The strength of our licensing business is built on the provision of leading-edge technology and we continue to increase our research and development to broaden the reach and application of our architecture.

## Financial Review

**Fourth Quarter ended 31 December 2001**

Total revenues for the fourth quarter ended 31 December 2001 amounted to £40.2 million, representing a 7% increase from £37.6 million in the third quarter of 2001, and a 35% increase over fourth quarter 2000 revenues of £29.8 million.

License revenues amounted to £22.7 million representing 57% of revenues compared to £21.7 million or 58% of revenues in the third quarter of 2001 and £12.9 million or 43% of revenues for the fourth quarter of 2000. Licenses were signed with six new semiconductor partners during the fourth quarter of 2001, bringing the total number of partners to 77. Three 'per use' or 'foundry programme' licensees took the ARM7TDMI core and one the ARM922T core, bringing the total number of foundry programme licensees to 25 in total. One took a license to our SecurCore product and another a license to the ARM7TDMI. In addition, four existing semiconductor partners took licenses to cores from different families ('upgrades'), two for the ARM1022E core, one for the ARM926EJ-S core and one 'per use' licensee took a license to the ARM922T. Five partners took 'derivative' licenses for further products within the same core family previously licensed, three for the ARM926EJ-S core, and two for the ARM946E core. Six companies joined ATAP™, our technology access program in the quarter bringing the total number of members to 27.

Royalty revenues rose by 7% to £6.8 million, or 17% of revenues, in the fourth quarter compared to £6.4 million or 17% of revenues in the third quarter of 2001. However, they were 16% lower than for the corresponding period in 2000. There were 2 new shippers in the fourth quarter bringing the total number to 33. Development systems sales were £5.8 million, 8% higher than in the third quarter of 2001 and 31% higher than for the corresponding period in 2000. Service revenues were £4.9 million comprising consulting fees of £2.0 million and support, maintenance and training fees of £2.9 million compared to total service revenues of £4.1 million in the third quarter of 2001 and £4.4 million for the corresponding period in 2000.

Gross margins for the fourth quarter were 88%, slightly down from 89% in the third quarter.

Research and development expenses were £9.5 million in the fourth quarter of 2001 representing 24% of revenues. This compares to £9.4 million or 25% of revenues in the third quarter of 2001. Sales and marketing costs for the fourth quarter were £5.7 million compared to £5.6 million in the third quarter of 2001. General and administration expenses were £6.9 million in the fourth quarter of 2001 compared to £6.1 million in the third quarter. The continued high level of general and administrative expenses in the fourth quarter included expenditure on legal fees of £1.9 million in the quarter, and an increase in provision on doubtful debts of £0.2 million. Operating margins were 31.7% for the quarter compared to 31.2% for the third quarter of 2001 and 30.2% for the fourth quarter of 2000.

Income before income tax for the fourth quarter of 2001 was £13.8 million or 34.4% of revenues compared to £12.9 million or 34.3% of revenues in the third quarter of 2001 and £10.1 million or 33.7% of revenues in the fourth quarter of 2000.
Fourth quarter fully diluted earnings per share prepared under US GAAP were 0.9 pence (3.9 cents per ADS) compared to 0.9 pence (3.8 cents per ADS) for the third quarter of 2001 and 0.9 pence for the corresponding period in 2000. (The fourth quarter 2000 fully diluted earnings per share would have been 0.7 pence (2.9 cents per ADS) if the tax reducing effects of the Qualifying Employee Share Ownership Trust are excluded.)

**Cash Flow**
Net cash inflow from operating activities (UK GAAP) of £18.9 million was generated in the fourth quarter of 2001. Interest receivable was £1.2 million, £12.8 million was spent on the purchase of equipment, licenses and investments, taxation paid in the quarter was £5.7 million and £0.6 million was received from share option exercises and foreign exchange. Cash and short term investments, increased by £2.3 million in the three months to 31 December 2001 from £102.2 million at the end of September 2001 to £104.5 million at the end of December 2001.

**Twelve months ended 31 December 2001**

**Revenues**
Total revenues for the twelve months ended 31 December 2001 amounted to £146.3 million, an increase of 45% from total revenues of £100.7 million in the twelve months ended 31 December 2000.
Product revenues which include license fees, royalties and the sale of development systems were £128.0 million, representing 87% of total revenues in the twelve months to 31 December 2001, compared to £84.6 million representing 84% of revenues in 2000. Royalty revenues grew by 9% to £27.9 million in the twelve months of 2001 compared to £25.6 million in 2000. The number of licensees shipping silicon chips based on the ARM architecture increased to 33, ten higher than the corresponding period last year. Licensing revenues grew by 69% to £76.8 million in the twelve months to December 2001 compared to £45.4 million for 2000. Sales of development systems also grew by 71% from £13.6 million for the twelve months to December 2000 to £23.3 million in the corresponding period in 2001.
Service revenues, which include consulting services and revenues from support, maintenance and training, grew to £18.3 million in the twelve months of 2001, representing 13% of total revenues compared to £16.2 million or 16% of revenues in the twelve months ended December 2000. Consulting revenues declined by 10% to £7.4 million in 2001 compared to £8.2 million in 2000, while revenues from support, maintenance and training grew by 37% to £10.9 million from £8.0 million. The reduction in consulting revenues was a direct result of the reallocation of resource from consulting projects to new licensing projects including the development of the PrimeXsys Wireless Platform.

**Gross margins**
Gross margins in both 2000 and 2001 were 88%.

**Operating expenses**
Research and development expenses increased from £26.4 million or 26% of revenues in the twelve months of 2000 to £36.9 million or 25% of revenues in 2001. The continuing increase in research and development expenditure demonstrates the Company's commitment to investing in developing next generation products. Sales and marketing costs grew from £17.8 million or 18% of revenues in 2000 to £21.5 million or 15% of revenues in 2001. General and Administration costs grew from £12.3 million or 12% of revenues in 2000 to £22.5 million or 15% of revenues in 2001. Included in the figure for 2001 was a £5.5 million charge relating to the legal fees incurred relating to the now-resolved litigation against picoTurbo Inc. Goodwill of £1.9 million, reflecting the amortization costs of five acquisitions, was charged to the profit and loss account in the twelve months of 2001 compared to £1.3 million in the corresponding period of 2000.

**Operating margins**
Operating margins increased slightly to 31.5% in 2001 compared to 31.0% for 2000 when measured under US GAAP.

**Interest**

Interest rose from £3.9 million for the twelve months to 31 December 2000 to £4.5 million in 2001 reflecting the Company's increasing cash balance that rose from £75.3 million at 31 December 2000 to £104.5 million at 31 December 2001.

**Earnings and taxation**

For the twelve months ended 31 December 2001, income before income tax under US GAAP was £50.3 million or 34.4% of revenues compared to £35.4 million or 35.1% of revenues in the twelve months ended 31 December 2000. Under UK GAAP profit before taxation was £50.6 million or 34.6% of revenues compared to £35.5 million or 35.2% of revenues in the twelve months ended 31 December 2000.

The group's taxation rate measured under US GAAP increased from 17% in 2000 to 32% in 2001. The low taxation rate in 2000 was primarily due to the tax savings resulting from contributions to the Company's Qualifying Employee Share Ownership Trust (QUEST), set up to acquire new shares in the Company for the benefit of employees and directors of the group in 1999. Contributions to the QUEST saved £5.3 million of tax in 2000.

Fully diluted earnings for the twelve months ended 31 December 2001 under US GAAP were 3.3 pence per share (14.5 cents per ADS) compared to 2.9 pence per share (12.8 cents per ADS) for the twelve months ended 31 December 2000. Without the advantage of the QUEST, earnings per fully diluted share in 2000 would have been 2.3 pence (10.5 cents per ADS*).

**Balance sheet and cash flow**

Total assets rose from £127.3 million at 31 December 2000 to £175.8 million at 31 December 2001. Accounts receivable increased by 31% from £18.9 million at 31 December 2000 to £24.8 million at the end of December 2001, compared to a 45% increase in year on year revenues. Deferred revenues increased by 53% from £12.7 million at 31 December 2000 to £19.4 million at 31 December 2001. Deferred revenues represent invoiced sales not yet recognized. The group's overall cash balances increased from £75.3 million to £104.5 million. £25.8 million was spent in 2001 on the purchase of equipment, licenses and investments.

**Dividend**

The board of directors does not recommend the payment of a final dividend in respect of the twelve months ended 31 December 2001.

**CONTACTS:**

Sarah Marsland/ Sarah Manners
Financial Dynamics
**+44 (0) 207 831 3113**

Nick Warburton
ARM Holdings plc
**+44 (0)1223 400 400**

## ARM Holdings plc
## Fourth Quarter and Full Year Results – US GAAP
**(in thousands except per share data)**

| | Quarter Ended Dec 31 2001 Unaudited £'000 | Quarter Ended Dec 31 2000 Unaudited £'000 | Year Ended Dec 31 2001 Unaudited £'000 | Year Ended Dec 31 2000 Audited £'000 | *Year Ended Dec 31 2001 [(1)] Unaudited $'000* |
|---|---|---|---|---|---|
| **Revenues** | | | | | |
| Product revenues | 35,295 | 25,409 | 127,976 | 84,562 | *186,205* |
| Service revenues | 4,922 | 4,417 | 18,298 | 16,168 | *26,624* |
| Total revenues | 40,217 | 29,826 | 146,274 | 100,730 | *212,829* |
| **Cost of revenues** | | | | | |
| Product costs | 2,306 | 1,110 | 8,209 | 4,566 | *11,944* |
| Service costs | 2,651 | 2,499 | 9,080 | 7,081 | *13,212* |
| Total cost of revenues | 4,957 | 3,609 | 17,289 | 11,647 | *25,156* |
| **Gross profit** | 35,260 | 26,217 | 128,985 | 89,083 | *187,673* |
| Research and development | 9,549 | 7,711 | 36,941 | 26,359 | *53,749* |
| Sales and marketing | 5,655 | 5,863 | 21,457 | 17,841 | *31,220* |
| General and administration | 6,876 | 3,242 | 22,521 | 12,349 | *32,768* |
| Amortization of goodwill | 425 | 391 | 1,929 | 1,297 | *2,807* |
| **Total operating expenses** | 22,505 | 17,207 | 82,848 | 57,846 | *120,544* |
| **Income from operations** | 12,755 | 9,010 | 46,137 | 31,237 | *67,129* |
| Interest | 1,194 | 1,064 | 4,470 | 3,912 | *6,504* |
| Share of loss of equity affiliate | - | - | - | (85) | - |
| Gain on partial disposal of equity affiliate | - | - | - | 512 | - |
| Minority interest | (105) | (22) | (303) | (192) | *(441)* |
| **Income before income tax** | 13,844 | 10,052 | 50,304 | 35,384 | *73,192* |
| Provision for income taxes | 4,630 | 1,296 | 16,302 | 6,007 | *23,719* |
| **Net income** | 9,214 | 8,756 | 34,002 | 29,377 | *49,473* |
| **Net income** | 9,214 | 8,756 | 34,002 | 29,377 | *49,473* |
| Other comprehensive income | | | | | |
| Foreign currency adjustments | 138 | (293) | 14 | 75 | *20* |
| Accumulated other comprehensive income | - | (2,470) | (2,087) | 2,087 | *(3,037)* |
| Total comprehensive income | 9,352 | 5,993 | 31,929 | 31,539 | *46,456* |
| **Earnings per share (assuming dilution)** | | | | | |
| Shares outstanding ('000) | 1,025,480 | 1,027,872 | 1,024,633 | 1,028,276 | |
| Earnings per share – pence | 0.9 | 0.9 | 3.3 | 2.9 | |
| **Earnings per ADS (assuming dilution)** | | | | | |
| ADS's outstanding ('000) | 341,827 | 342,624 | 341,544 | 342,759 | |
| Earnings per ADS – cents | 3.9 | 3.8 | 14.5 | 12.8 | |

*(1) Translated solely for the convenience of the reader at December 31, 2001 closing rate of $1.4550=£1*

# ARM Holdings plc
## Consolidated Balance Sheet-US GAAP

| | Dec 31 2001 Unaudited £'000 | Dec 31 2000 Audited £'000 | Dec 31 2001 (1) Unaudited $'000 |
|---|---|---|---|
| **Assets** | | | |
| Current assets: | | | |
| Cash and cash equivalents | 104,467 | 75,266 | *152,000* |
| Accounts receivable, net of allowance of £800,000 in 2001 and £155,000 in 2000 | 24,809 | 18,913 | *36,097* |
| Inventory | 581 | 385 | *845* |
| Prepaid expenses and other assets | 6,006 | 4,652 | *8,739* |
| Income taxes receivable | 550 | 439 | *800* |
| Total current assets | 136,413 | 99,655 | *198,481* |
| Deferred income taxes | 839 | 740 | *1,221* |
| Property and equipment, net | 22,668 | 14,874 | *32,982* |
| Intangible assets | 12,339 | 5,440 | *17,953* |
| Investments | 3,555 | 6,634 | *5,172* |
| Total assets | 175,814 | 127,343 | *255,809* |
| **Liabilities and shareholders' equity** | | | |
| Accounts payable | 2,361 | 2,049 | *3,435* |
| Income taxes payable | 7,054 | 1,621 | *10,264* |
| Personnel taxes | 784 | 590 | *1,141* |
| Accrued liabilities | 9,741 | 9,128 | *14,173* |
| Deferred revenue | 19,420 | 12,677 | *28,256* |
| Total liabilities | 39,360 | 26,065 | *57,269* |
| Minority interest | 609 | 306 | *886* |
| | 39,969 | 26,371 | *58,155* |
| **Shareholders' equity** | | | |
| Ordinary shares | 507 | 500 | *738* |
| Additional paid in capital | 65,362 | 78,035 | *95,102* |
| Retained earnings | 89,766 | 55,764 | *130,609* |
| Treasury stock, at cost | (19,934) | (35,544) | *(29,004)* |
| Other comprehensive income: | | | |
| Accumulated other comprehensive income | - | 2,087 | - |
| Cumulative translation adjustment | 144 | 130 | *209* |
| Total shareholders' equity | 135,845 | 100,972 | *197,654* |
| Total liabilities and shareholders' equity | 175,814 | 127,343 | *255,809* |

*(1) Translated solely for the convenience of the reader at December 31, 2001 closing rate of $ 1.4550 = £1*

# ARM Holdings plc
## Results for the Year Ended 31 December 2001 – UK GAAP

| Consolidated Profit and Loss Account | Year Ended 31 Dec 2001 Unaudited | Year Ended 31 Dec 2000 Audited |
|---|---|---|
| | £'000 | £'000 |
| **Turnover** | 146,274 | 100,730 |
| Cost of sales | (17,289) | (11,647) |
| **Gross profit** | 128,985 | 89,083 |
| Operating expenses | | |
| Research and development | (38,920) | (27,518) |
| Sales and marketing | (21,448) | (18,060) |
| Administrative expenses | (22,835) | (12,349) |
| **Total operating expenses** | (83,203) | (57,927) |
| **Total operating profit** | 45,782 | 31,156 |
| Net gain relating to associated undertaking | - | 427 |
| Net gain on disposals of trade investments | 314 | - |
| Interest receivable, net | 4,470 | 3,912 |
| **Profit on ordinary activities before taxation** | 50,566 | 35,495 |
| Tax on profit on ordinary activities | (15,606) | (5,032) |
| **Profit on ordinary activities after taxation** | 34,960 | 30,463 |
| Minority interest | (303) | (192) |
| **Retained profit for the period** | 34,657 | 30,271 |
| | | |
| Basic earnings per share (pence) | 3.5 | 3.1 |
| Fully diluted earnings per share (pence) | 3.4 | 2.9 |
| Supplemental basic earnings per share (pence)[1] | 3.7 | 2.7 |
| Supplemental diluted earnings per share (pence)[1] | 3.6 | 2.5 |

| Consolidated Balance Sheet | 31 Dec 2001 Unaudited | 31 Dec 2000 Audited |
|---|---|---|
| | £'000 | £'000 |
| Intangible fixed assets | 12,427 | 5,578 |
| Tangible fixed assets | 22,668 | 14,874 |
| Investments | 3,555 | 4,089 |
| Investment in own shares | 2,388 | 3,346 |
| | 41,038 | 27,887 |
| Stocks | 581 | 385 |
| Debtors and prepayments | 31,620 | 24,350 |
| Short term investments | 94,376 | 69,483 |
| Cash in hand and at bank | 10,091 | 5,783 |
| Creditors: amounts falling due within 1 year | (39,360) | (26,065) |
| **Net current assets** | 97,308 | 73,936 |
| **Total assets less current liabilities** | 138,346 | 101,823 |
| **Provisions for liabilities and charges** | (210) | (219) |
| **Net assets** | 138,136 | 101,604 |
| | | |
| **Shareholders' funds** | 137,527 | 101,298 |
| Minority interests | 609 | 306 |
| **Capital employed** | **138,136** | **101,604** |

**Consolidated Cash Flow Statement**

| | Year Ended 31 Dec 2001 Unaudited | Year Ended 31 Dec 2000 Audited |
|---|---|---|
| | £'000 | £'000 |
| Net cash inflow from operating activities | 57,001 | 41,892 |
| Returns on investments and servicing of finance | 4,604 | 3,775 |
| Taxation | (9,643) | (2,928) |
| Capital expenditure and financial investment | (22,952) | (18,693) |
| Acquisitions and disposals | (1,351) | (2,897) |
| Management of liquid resources | (24,893) | (23,476) |
| Financing | 1,558 | 2,320 |
| **Increase/(Decrease) in cash** | 4,324 | (7) |

## Notes to the UK Financial Statements

**(1) Earnings per share**

The supplemental earnings per share figures have been provided to exclude the effect of the tax benefit of the Qualifying Employee Share Ownership Trust in 2000 and to exclude the effect of goodwill on earnings per share. The adjusted numbers have been provided in order that the effects of these items on reported earnings per share can be fully appreciated.

**(2) Summary of significant differences between UK Generally Accepted Accounting Principles ("UK GAAP") and United States Generally Accepted Accounting Principles ("US GAAP")**

The principal differences between ARM Holdings plc's accounting policies under UK GAAP and those that would have been followed had the financial information been prepared under US GAAP are set out below.

**Employee share options**

Employer's National Insurance and similar taxes are payable on certain share options. Under UK GAAP a provision is made based on the market price of the Company's shares at 31 December 2001 pro-rata over the vesting period of the option. Under US GAAP the charge is made only when the option is exercised.

**Deferred taxation**

Under UK GAAP provision for deferred taxation is made only to the extent that liabilities are expected to crystallize in the foreseeable future. Under US GAAP deferred taxation is recorded in respect of all temporary differences between the tax bases and book values of assets and liabilities which will result in taxable or tax deductible amounts in future years. Deferred tax assets under US GAAP are recognised only to the extent that it is more likely than not that they will be realized.

**Acquisitions**

Under US GAAP payments to purchase intangible assets that are still in development (in process research and development) are charged directly to the profit and loss account.

**Cash**

Under UK GAAP cash does not include short term deposits and investments which cannot be withdrawn without notice and without incurring a penalty. Such items are shown as current asset investments. Under US GAAP deposits with a maturity of less than three months at inception which are convertible into known amounts of cash are included as cash and cash equivalents.

**Investment in own shares/treasury stock**

Under US GAAP these shares are treated as treasury stock and are included within shareholders' equity, at original cost. Under UK GAAP investment in own shares is held at the lower of amounts receivable on exercise of options, where applicable, and market value.

**Marketable Securities**

Under US GAAP investments in available for sale securities are marked to market where the market value is readily determinable and gains and losses are recorded in other comprehensive income. Under UK GAAP the company's accounting policy is to value trade investments at cost less any provisions for diminution in value.

| **UK/US GAAP Reconciliations – profit and loss account** | **Year Ended 31 Dec 2001 Unaudited £'000** | **Year Ended 31 Dec 2000 Audited £'000** |
|---|---|---|
| Retained profit under UK GAAP | 34,657 | 30,271 |
| Movement in deferred tax assets | (268) | (975) |
| Movement on provision for employer's taxes on share options | (9) | 219 |
| Write off of in-process research and development | - | (150) |
| Difference on amortisation of goodwill | 50 | 12 |
| Tax deduction for US employee share options | (428) | - |
| Net income under US GAAP | 34,002 | 29,377 |

| **UK/US GAAP Reconciliations - balance sheet** | **31 Dec 2001 Unaudited £'000** | **31 Dec 2000 Audited £'000** |
|---|---|---|
| Cash under UK GAAP | 10,091 | 5,783 |
| Short term investments | 94,376 | 69,483 |
| Cash and cash equivalents under US GAAP | 104,467 | 75,266 |
| | | |
| Shareholders' funds under UK GAAP | 137,527 | 101,298 |
| Recognition of deferred tax assets on temporary timing differences | 584 | 852 |
| Provision for employer's taxes on share options | 210 | 219 |
| Write off of in-process research and development | (150) | (150) |
| Difference on amortisation of goodwill | 62 | 12 |
| Revaluation of trade investment | - | 2,087 |
| Investment in own shares/treasury stock | (2,388) | (3,346) |
| Shareholders' equity under US GAAP | 135,845 | 100,972 |

*The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240 (3) of the Companies Act 1985. Statutory accounts of the Company in respect of the financial year ended 31 December, 2000 have been delivered to the Registrar of Companies, upon which the Company's auditors have given a report which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act.*

*About ARM*

*ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. ARM licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading electronics companies. The company also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming the volume RISC standard in applications such as consumer entertainment, encryption, imaging, industrial, mass storage, networking and wireless.*

*ARM and ARM7TDMI,PrimeCell are registered trademarks of ARM Limited. ARM7, ARM8, ARM9, ARM922T, ARM926EJ-S, ARM946E-S, ARM10, Jazelle, MOVE, and AMAP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY) together with its subsidiaries including ARM Limited; ARM, INC.; ARM KK; ARM Korea Ltd. ARM France SAS and ARM Taiwan Limited.*

***This announcement contains "forward-looking statements" including statements concerning plans, future events or performance and underlying assumptions and other statements which are other than statements of historical fact. The Company's actual results for future periods may differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The factors that could cause actual results to differ materially include, without limitation, potential for significant fluctuation in and unpredictability of results, the ability of semiconductor partners to manufacture and market microprocessors based on the ARM® architecture; the acceptance of ARM technology by systems companies; the availability of development tools, systems software and operating systems; the rapid change in technology in the industry and ARM's ability to develop new products in a timely manner; management of growth; competition from other architectures; general business and economic conditions; the growth in the semiconductor industry; the Company's ability to protect its intellectual property; and ARM's ability to attract and retain employees.***

-ENDS-